CONDENSED CONSOLIDATED INTERIM
FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED
MARCH 31, 2024 AND 2023

Ero Copper Corp.
Table of Contents

Ero Copper Corp.
Condensed Consolidated Statements of Financial Position
(Unaudited, Amounts in thousands of US Dollars)

	Notes	March 31, 2024	December 31, 2023
ASSETS
Current
Cash and cash equivalents		$51,692	$111,738
Accounts receivable		8,061	5,710
Inventories	4	35,092	42,254
Income tax receivable		2,788	500
Other current assets	5	32,327	39,285
		129,960	199,487
Non-Current
Mineral properties, plant and equipment	6	1,301,390	1,251,998
Exploration and evaluation assets	7	30,209	29,936
Deferred income tax assets		1,063	1,315
Deposits and other non-current assets	8	37,913	28,952
		1,370,575	1,312,201
Total Assets		$1,500,535	$1,511,688

LIABILITIES
Current
Accounts payable and accrued liabilities	9	$109,095	$120,704
Current portion of loans and borrowings	10	16,059	20,381
Current portion of deferred revenue	11	17,029	17,159
Income taxes payable		3,870	3,997
Current portion of derivatives	19	483	563
Current portion of lease liabilities		12,029	10,996
		158,565	173,800
Non-Current
Loans and borrowings	10	450,743	405,852
Deferred revenue	11	53,283	58,390
Provision for rehabilitation and closure costs		25,807	26,687
Deferred income tax liabilities		4,911	10,863
Lease liabilities		7,587	8,607
Other non-current liabilities	12	20,216	18,158
		562,547	528,557
Total Liabilities		721,112	702,357

SHAREHOLDERS’ EQUITY
Share capital	13	271,759	271,336
Equity reserves		(39,867)	(16,616)
Retained earnings		542,389	549,530
Equity attributable to owners of the Company		774,281	804,250
Non-controlling interests		5,142	5,081
		779,423	809,331
Total Liabilities and Equity		$1,500,535	$1,511,688

Commitments (Notes 7, 11 and 21); Subsequent Events (Notes 10 and 22)

APPROVED ON BEHALF OF THE BOARD:

"David Strang"	, CEO and Director	"Jill Angevine"	, Director

The accompanying notes are an integral part of these condensed consolidated interim financial statements               Page 1

Ero Copper Corp.
Condensed Consolidated Statements of Operations and Comprehensive (Loss) Income
(Unaudited, Amounts in thousands of US Dollars, except share and per share amounts)

		Three months ended March 31,
	Notes	2024	2023

Revenue	14	$105,793	$100,956
Cost of sales	15	(74,616)	(60,848)
Gross profit		31,177	40,108

Expenses
General and administrative	16	(11,514)	(12,216)
Share-based compensation	13 (e)	(6,545)	(5,017)
Income before the undernoted		13,118	22,875
Finance income		1,468	4,138
Finance expense	17	(4,634)	(6,526)
Foreign exchange (loss) gain	18	(18,996)	8,621
Other income		361	58
(Loss) earnings before income taxes		(8,683)	29,166

Current income tax expense		(3,330)	(2,100)
Deferred income tax recovery (expense)		5,183	(2,566)
Income tax recovery (expense)		1,853	(4,666)
Net (loss) income for the period		$(6,830)	$24,500

Other comprehensive (loss) gain
Foreign currency translation (loss) gain		(24,680)	17,641
Comprehensive (loss) income		$(31,510)	$42,141

Net (loss) income attributable to:
Owners of the Company		(7,141)	24,154
Non-controlling interests		311	346
		$(6,830)	$24,500

Comprehensive (loss) income attributable to:
Owners of the Company		(31,621)	41,667
Non-controlling interests		111	474
		$(31,510)	$42,141

Net (loss) income per share attributable to owners of the Company
Basic	13 (f)	$(0.07)	$0.26
Diluted	13 (f)	$(0.07)	$0.26

Weighted average number of common shares outstanding
Basic	13 (f)	102,769,444	92,294,045
Diluted	13 (f)	102,769,444	93,218,281

The accompanying notes are an integral part of these condensed consolidated interim financial statements               Page 2

Ero Copper Corp.
Condensed Consolidated Statements of Cash Flow
(Unaudited, Amounts in thousands of US Dollars)

		Three months ended March 31,
	Notes	2024	2023
Cash Flows from Operating Activities
Net (loss) income for the period		$(6,830)	$24,500
Adjustments for:
Amortization and depreciation		23,296	16,506
Income tax (recovery) expense		(1,853)	4,666
Amortization of deferred revenue	14	(5,923)	(4,039)
Share-based compensation		6,545	5,017
Finance income		(1,468)	(4,138)
Finance expenses		4,634	6,526
Foreign exchange loss (gain)		19,498	(8,448)
Other		(9)	2,886
Changes in non-cash working capital items	20	(20,574)	(27,751)
		17,316	15,725
Advance from NX Gold PMPA	11	1,105	2,439
Derivative contract settlements		2,126	(853)
Provision settlements		(688)	(554)
Income taxes paid		(2,627)	(364)
		17,232	16,393

Cash Flows used in Investing Activities
Additions to mineral properties, plant and equipment		(106,589)	(83,317)
Additions to exploration and evaluation assets		(1,201)	(3,045)
Proceeds from short-term investments and interest received		731	117,439
		(107,059)	31,077

Cash Flows used in Financing Activities
Lease liability payments		(3,110)	(2,606)
New loans and borrowings, net of transaction costs	10	50,135	1,120
Loans and borrowings repaid	10	(2,617)	(2,159)
Interest paid on loans and borrowings	10	(13,352)	(13,299)
Other finance expenses paid		(1,286)	(1,910)
Proceeds from exercise of stock options		298	2,952
		30,068	(15,902)

Effect of exchange rate changes on cash and cash equivalents		(287)	638
Net (decrease) increase in cash and cash equivalents		(60,046)	32,206
Cash and cash equivalents - beginning of period		111,738	177,702
Cash and cash equivalents - end of period		$51,692	$209,908
Supplemental cash flow information (note 20)

The accompanying notes are an integral part of these condensed consolidated interim financial statements              Page 3

Ero Copper Corp.
Condensed Consolidated Statements of Changes in Shareholders' Equity
(Unaudited, Amounts in thousands of US Dollars, except share and per share amounts)

		Share Capital		Equity Reserves
	Notes	Number of shares	Amount	Contributed Surplus	Foreign Exchange	Retained Earnings	Total	Non-controlling interest	Total equity

Balance, December 31, 2022		92,182,633	$148,055	$11,185	$(77,374)	$456,726	$538,592	$3,573	$542,165
Income for the period		—	—	—	—	24,154	24,154	346	24,500
Other comprehensive income for the period		—	—	—	17,513	—	17,513	128	17,641
Total comprehensive income for the period		—	—	—	17,513	24,154	41,667	474	42,141
Shares issued for:
Exercise of options		337,779	4,218	(1,266)	—	—	2,952	—	2,952
Share-based compensation	13 (e)	—	—	720	—	—	720	—	720
Dividends to non-controlling interest		—	—	—	—	—	—	(54)	(54)
Balance, March 31, 2023		92,520,412	$152,273	$10,639	$(59,861)	$480,880	$583,931	$3,993	$587,924

Balance, December 31, 2023		102,747,558	$271,336	$8,497	$(25,113)	$549,530	$804,250	$5,081	$809,331
Income (loss) for the period		—	—	—	—	(7,141)	(7,141)	311	(6,830)
Other comprehensive loss for the period		—	—	—	(24,480)	—	(24,480)	(200)	(24,680)
Total comprehensive income (loss) for the period		—	—	—	(24,480)	(7,141)	(31,621)	111	(31,510)
Shares issued for:
Exercise of options		21,886	423	(125)	—	—	298	—	298
Share-based compensation	13 (e)	—	—	1,354	—	—	1,354	—	1,354
Dividends to non-controlling interest		—	—	—	—	—	—	(50)	(50)
Balance, March 31, 2024		102,769,444	$271,759	$9,726	$(49,593)	$542,389	$774,281	$5,142	$779,423

The accompanying notes are an integral part of these condensed consolidated interim financial statements                                 Page 4

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Tabular amounts in thousands of US Dollars, except share and per share amounts)

1.    Nature of Operations

Ero Copper Corp. (“Ero" or the "Company") was incorporated on May 16, 2016 under the Business Corporations Act (British Columbia) and maintains its head office at Suite 1050, 625 Howe Street, Vancouver, British Columbia, Canada, V6C 2T6. The Company’s shares are publicly traded on the Toronto Stock Exchange and the New York Stock Exchange under the symbol “ERO”.

The Company’s primary asset is its 99.6% ownership interest in Mineração Caraíba S.A. (“MCSA”), held indirectly through its wholly-owned subsidiary, Ero Brasil Participaçoes Ltda. The Company also currently owns a 97.6% ownership interest in NX Gold S.A. (“NX Gold”) indirectly through its wholly-owned subsidiary, Ero Gold Corp. (“Ero Gold”).

MCSA is a Brazilian copper company which holds a 100% interest in the Caraíba Operations and the Tucumã Project (formerly known as the Boa Esperança Project). MCSA’s predominant activity is the production and sale of copper concentrate from the Caraíba Operations, located in Bahia, Brazil, with gold and silver produced and sold as by-products. The Tucumã Project, which is currently under construction with production of copper concentrate scheduled to commence in the second half of 2024, is located within the municipality of Tucumã in the southeastern part of the state of Pará, Brazil.

NX Gold is a Brazilian gold mining company which holds a 100% interest in the Xavantina Operations and is focused on the production and sale of gold as its main product and silver as its by-product. The Xavantina Operations are located approximately 18 kilometers west of the town of Nova Xavantina, in southeastern Mato Grosso State, Brazil.

2.    Basis of Preparation

(a)     Statement of Compliance

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standards (“IAS”) 34, Interim Financial Reporting and follow the same accounting policies and methods of application as the Company’s most recent annual consolidated financial statements for the year ended December 31, 2023.

These condensed consolidated interim financial statements do not include all of the information required for full consolidated annual financial statements and should be read in conjunction with the consolidated financial statements of the Company as at and for the year ended December 31, 2023, prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

These condensed consolidated interim financial statements were authorized for issue by the Board of Directors of the Company (the “Board”) on May 7, 2024.

(b)     Use of Estimates and Judgments

In preparing these condensed consolidated interim financial statements, management has made judgments, estimates and assumptions that affect the application of the Company’s accounting policies and the reported amounts of assets, liabilities, income and expense. Actual results may differ. Significant judgments made by management in applying the Company’s accounting policies and key sources of estimation uncertainty were the same as those applied in the most recent annual audited consolidated financial statements for the year ended December 31, 2023.

    Notes to Financial Statements | Page 5

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Tabular amounts in thousands of US Dollars, except share and per share amounts)

(c) New Accounting Policies, Standards and Interpretations

On January 1, 2024, the Company adopted the following amendments to accounting standards:

•In January 2020, the IASB issued Classification of Liabilities as Current or Non-current (Amendments to IAS 1) which amended IAS 1, Presentation of Financial Statements (“IAS 1”), to clarify the requirements for presenting liabilities in the statement of financial position. The amendments specify that the Company must have the right to defer settlement of a liability for at least 12 months after the reporting period for the liability to be classified as non-current. In addition, the amendments clarify that: (a) the Company’s right to defer settlement must exist at the end of the reporting period; (b) classification is unaffected by management’s intentions or expectations about whether the Company will exercise its right to defer settlement; (c) if the Company’s right to defer settlement is subject to the Company complying with specified conditions, the right exists at the end of the reporting period only if the Company complies with those conditions at the end of the reporting period, even if the lender does not test compliance until a later date; and (d) the term settlement includes the transfer of the Company’s own equity instruments to the counterparty that results in the extinguishment of the liability, except when the settlement of the liability with the Company transferring its own equity instruments is at the option of the counterparty and such option has been classified as an equity instrument, separate from the host liability.

•In October 2022, the IASB issued amendment Non-current Liabilities with Covenants to IAS 1 to clarify that covenants of loan arrangements which the Company must comply with only after the reporting date would not affect classification of a liability as current or non-current at the reporting date. The amendment also introduces additional disclosure requirements related to such covenants to include: (i) the nature of the covenants and the date by which the Company must comply with the covenants; (ii) the carrying amount of the related liabilities; and (iii) facts and circumstances, if any, that indicate that the Company may have difficulty complying with covenants

The adoption of these amendments did not have a material impact on the Company's condensed consolidated interim financial statements.

3.    Segment Disclosure

Operating segments are determined by the way information is reported and used by the Company's Chief Operating Decision Maker ("CODM") to review operating performance. The Company monitors the operating results of its operating segments independently for the purpose of making decisions about resource allocation and performance assessment.

For the three months ended March 31, 2024, the Company’s reporting segments include its two operating mines in Brazil, the Caraíba Operations and the Xavantina Operations, its development project, the Tucumã Project in Brazil, and its corporate head office in Canada. Significant information relating to the Company's reportable segments is summarized in the tables below:

    Notes to Financial Statements | Page 6

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Tabular amounts in thousands of US Dollars, except share and per share amounts)

Three months ended March 31, 2024	Caraíba (Brazil)	Xavantina (Brazil)	Tucumã (Brazil)	Corporate and Other	Consolidated

Revenue	$73,856	$31,937	$—	$—	$105,793

Cost of production	(42,227)	(7,255)	—	—	(49,482)
Depreciation and depletion	(17,561)	(5,283)	—	—	(22,844)
Sales expense	(1,818)	(472)	—	—	(2,290)
Cost of sales	(61,606)	(13,010)	—	—	(74,616)

Gross profit	12,250	18,927	—	—	31,177

Expenses
General and administrative	(6,354)	(1,601)	—	(3,559)	(11,514)
Share-based compensation	—	—	—	(6,545)	(6,545)
Finance income	820	116	—	532	1,468
Finance expenses	(3,392)	(968)	—	(274)	(4,634)
Foreign exchange (loss) gain	(19,058)	1	—	61	(18,996)
Other income (expenses)	290	75	—	(4)	361
(Loss) income before taxes	(15,444)	16,550	—	(9,789)	(8,683)
Current tax expense	(5)	(1,801)	—	(1,524)	(3,330)
Deferred tax recovery (expense)	5,396	(213)	—	—	5,183
Net (loss) income	$(10,053)	$14,536	$—	$(11,313)	$(6,830)

Capital expenditures(1)	41,604	4,406	50,039	1,124	97,173

Assets
Current	$76,717	$21,654	$4,956	$26,633	129,960
Non-current	887,555	92,727	372,997	17,296	1,370,575
Total Assets	$964,272	$114,381	$377,953	$43,929	$1,500,535
Total Liabilities	$120,940	$90,991	$34,502	$474,679	721,112

(1)     Capital expenditures include additions to mineral properties, plant and equipment and additions to exploration and evaluation asset, net of non-cash additions such as change in estimates to mine closure costs, capitalized depreciation expense, capitalized borrowing costs, and additions of right-of-use assets.

During the three months ended March 31, 2024, Caraíba earned revenues from one customer (March 31, 2023 - two) while Xavantina earned revenues from two customers (March 31, 2023 - two).

    Notes to Financial Statements | Page 7

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Tabular amounts in thousands of US Dollars, except share and per share amounts)

Three months ended March 31, 2023	Caraíba (Brazil)	Xavantina (Brazil)	Tucumã (Brazil)	Corporate and Other	Consolidated

Revenue	$77,300	$23,656	$—	$—	$100,956

Cost of production	(36,285)	(6,107)	—	—	(42,392)
Depreciation and depletion	(12,468)	(3,936)	—	—	(16,404)
Sales expenses	(1,875)	(177)	—	—	(2,052)
Cost of sales	(50,628)	(10,220)	—	—	(60,848)

Gross profit	26,672	13,436	—	—	40,108

Expenses
General and administrative	(6,548)	(1,309)	—	(4,359)	(12,216)
Share-based compensation	—	—	—	(5,017)	(5,017)
Finance income	2,005	285	—	1,848	4,138
Finance expenses	(826)	(1,109)	—	(4,591)	(6,526)
Foreign exchange gain	8,592	—	—	29	8,621
Other income (expenses)	66	(6)	—	(2)	58
Income (loss) before taxes	29,961	11,297	—	(12,092)	29,166
Current tax expense	(385)	(1,195)	—	(520)	(2,100)
Deferred tax expense	(2,467)	(99)	—	—	(2,566)
Net income (loss)	$27,109	$10,003	$—	$(12,612)	$24,500

Capital expenditures	54,419	5,905	26,520	2,015	88,859

Assets
Current	$112,272	$32,707	$7,408	$178,854	331,241
Non-current	681,843	79,646	117,685	11,425	890,599
Total Assets	$794,115	$112,353	$125,093	$190,279	$1,221,840
Total Liabilities	$99,064	$103,704	$9,238	$421,910	633,916

    Notes to Financial Statements | Page 8

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Tabular amounts in thousands of US Dollars, except share and per share amounts)

4.    Inventories

	March 31, 2024	December 31, 2023
Supplies and consumables	$23,555	$24,270
Stockpiles	2,697	5,624
Work in progress	3,086	917
Finished goods	5,754	11,443
	$35,092	$42,254

5.    Other Current Assets

	March 31, 2024	December 31, 2023
Advances to suppliers	$371	$306
Prepaid expenses and other	8,083	4,716
Derivatives (Note 19)	1,667	11,254
Note receivable (Note 19)	8,386	8,346
Advances to employees	945	944
Value added taxes recoverable	12,875	13,719
	$32,327	$39,285

    Notes to Financial Statements | Page 9

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Tabular amounts in thousands of US Dollars, except share and per share amounts)

6.    Mineral Properties, Plant and Equipment

	Buildings	Mining Equipment	Mineral Properties(1)	Projects in Progress	Equipment & Other Assets	Deposit on Projects	Mine Closure Costs	Right-of-Use Assets	Total
Cost:
Balance, December 31, 2023	37,246	285,489	697,808	419,657	26,613	49,542	18,509	49,329	1,584,193
Additions(2)	—	14,460	19,988	53,549	1,244	8,993	—	4,034	102,268
Capitalized borrowing costs	—	—	—	7,432	—	—	—	—	7,432
Disposals	—	(48)	—	(4)	(114)	—	—	(454)	(620)
Transfers	4,920	32,008	—	(24,570)	419	(12,777)	—	—	—
Foreign exchange	(1,195)	(9,235)	(21,660)	(11,599)	(785)	(1,502)	(573)	(1,513)	(48,062)
Balance, March 31, 2024	$40,971	$322,674	$696,136	$444,465	$27,377	$44,256	$17,936	$51,396	$1,645,211

Accumulated depreciation:
Balance, December 31, 2023	(6,984)	(68,917)	(209,939)	—	(9,368)	—	(6,316)	(30,671)	(332,195)
Depreciation expense	(485)	(7,144)	(10,602)	—	(527)	—	(198)	(3,338)	(22,294)
Disposals	—	38	—	—	—	—	—	151	189
Foreign exchange	220	2,195	6,634	—	271	—	197	962	10,479
Balance, March 31, 2024	$(7,249)	$(73,828)	$(213,907)	$—	$(9,624)	$—	$(6,317)	$(32,896)	$(343,821)

Net book value, December 31, 2023	$30,262	$216,572	$487,869	$419,657	$17,245	$49,542	$12,193	$18,658	$1,251,998
Net book value, March 31, 2024	$33,722	$248,846	$482,229	$444,465	$17,753	$44,256	$11,619	$18,500	$1,301,390

(1)     Mineral properties include $72.5 million (2023 - $72.4 million) of costs which are not currently being depreciated.
(2)    Additions to projects in progress was net of $11.0 million in value added taxes that were transferred to other receivables during the three months ended March 31, 2024 pursuant to recoverability assessment.

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Tabular amounts in thousands of US Dollars, except share and per share amounts)

7.    Exploration and Evaluation Assets

As at March 31, 2024, the Company has $30.2 million (2023 - $29.9 million) in exploration and evaluation assets, primarily related to three property option agreements. In order for the Company to acquire 100% of these properties, the Company will be required to complete certain drill programs, including a minimum of $15.5 million in exploration expenditures over three years. Depending on results of these exploration programs, further option payments to complete the acquisitions is required. In the event that the Company exercises its option to acquire 100% interest in these properties, the optioners are expected to retain net smelter royalties of up to 1.5%.

8.     Deposits and Other Non-current Assets

	March 31, 2024	December 31, 2023
Value added taxes recoverable	$22,822	$11,413
Note receivable (Note 19)	6,378	9,067
Deposits and others	8,713	8,472
	$37,913	$28,952

9.    Accounts Payable and Accrued Liabilities

	March 31, 2024	December 31, 2023
Trade suppliers	$69,651	$74,877
Payroll and labour related liabilities	17,214	26,421
Value added tax and other tax payable	9,337	9,142
Cash-settled equity awards (Note 13(b) and (c))	11,895	8,796
Other accrued liabilities	998	1,468
	$109,095	$120,704

    Notes to Financial Statements | Page 11

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Tabular amounts in thousands of US Dollars, except share and per share amounts)

10.    Loans and Borrowings

						Carrying value, including accrued interest
Description	Currency	Security	Maturity (Months)	Coupon rate	Principal to be repaid	March 31, 2024	December 31, 2023
Senior Notes	USD	Unsecured	70	6.50%	$400,000	$396,990	$403,274
Senior credit facility	USD	Secured	33	SOFR plus 2.00% - 4.50%	45,000	44,441	—
Equipment finance loans	USD	Secured	15 - 37	5.00% - 8.35%	19,314	19,550	16,175
Equipment finance loans	EUR	Secured	23 - 27	5.25%	872	874	1,000
Equipment finance loans	BRL	Unsecured	1 - 26	nil% - 16.63%	2,711	2,843	3,409
Bank loan	BRL	Unsecured	32	CDI + 0.50%	2,096	2,104	2,375
Total					$469,993	$466,802	$426,233

Current portion						$16,059	$20,381
Non-current portion						$450,743	$405,852

The movements in loans and borrowings are comprised of the following:

	March 31, 2024	December 31, 2023
Balance, beginning of period	$426,233	$418,057
Proceeds from drawdown of Senior Credit Facility	45,000	—
Proceeds from new equipment finance loans	5,137	14,889
Deferred transaction costs	(870)	—
Principal and interest payments	(15,969)	(35,247)
Interest costs, including interest capitalized	7,432	28,282
Foreign exchange	(161)	252
Balance, end of period	$466,802	$426,233

(a)     Senior Notes

In February 2022, the Company issued $400 million aggregate principal amount of senior unsecured notes (the “Senior Notes”). The Company received net proceeds of $392.0 million after transaction costs of $8.0 million. The Senior Notes mature on February 15, 2030 and bear annual interest at 6.5%, payable semi-annually in February and August of each year.

MCSA has provided a guarantee of the Senior Notes on a senior unsecured basis. The Senior Notes are direct, senior obligations of the Company and MCSA, and are not secured by any mortgage, pledge or charge.

The Senior Notes are subject to the following early redemption options by the Company:
•On or after February 15, 2025, the Company has the option, in whole or in part, to redeem the Senior Notes at a price ranging from 103.25% to 100% of the principal amount together with accrued and unpaid interest,

    Notes to Financial Statements | Page 12

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Tabular amounts in thousands of US Dollars, except share and per share amounts)
if any, to the date of redemption, with the rate decreasing based on the length of time the Senior Notes are outstanding;
•Before February 15, 2025, the Company may redeem some or all of the Senior Notes at 100% of the principal amount plus a “make whole” premium, plus accrued and unpaid interest, if any, to the date of redemption; and
•At any time before February 15, 2025, the Company may redeem up to 40% of the original principal amount of the Senior Notes with the proceeds of certain equity offerings at a redemption price of 106.50% of the principal amount of the Senior Notes, together with accrued and unpaid interest, if any, to the date of redemption.

Upon the occurrence of specific kinds of changes of control triggering events, each holder of the Senior Notes will have the right to cause the Company to repurchase some or all of its Senior Notes at 101% of their principal amount, plus accrued and unpaid interest to, but not including, the repurchase date.

The Senior Notes are recognized as financial liabilities, net of unamortized transaction costs, and measured at amortized cost using an effective interest rate of 6.7%.

(b)    Senior Credit Facility

The Company has a Senior Revolving Credit Facility ("Senior Credit Facility") with a borrowing limit of $150.0 million which matures on December 2026. Amounts drawn on the Senior Credit Facility bear interest on a sliding scale at a rate of SOFR plus 2.00% to 4.50% depending on the Company’s consolidated leverage ratio. Commitment fees for any undrawn portion of the Senior Credit Facility are based on a sliding scale between 0.45% to 1.01%.

The Senior Credit Facility is secured by the shares of MCSA, NX Gold and Ero Gold. The Company is required to comply with certain financial covenants, are required to be tested at each quarter end. These covenants include (a) a leverage ratio based on total indebtedness to rolling four quarters adjusted earnings before interest, taxes, depreciation and amortization ("Rolling EBITDA"); (b) a leverage ratio based on senior indebtedness to Rolling EBITDA; and (c) an interest coverage ratio based on Rolling EBITDA. The Senior Credit Facility provides for negative covenants customary for this type of facilities and permits additional equipment debt and finance leases of up to $50.0 million. As at March 31, 2024, the Company is in compliance with these financial covenants.

During three months ended March 31, 2024, the Company drew down $45.0 million on its Senior Credit Facility at an average interest rate of 8.76%. Subsequent to March 31, 2024, the Company drew down an additional $25.0 million of the Senior Credit Facility.

11. Deferred Revenue

In August 2021, the Company entered into a precious metals purchase agreement (the “NX Gold PMPA”) with RGLD Gold AG ("Royal Gold"), a wholly-owned subsidiary of Royal Gold, Inc., in relation to gold production from the Xavantina Operations. The Company received upfront cash consideration of $100.0 million for the purchase of 25% of an equivalent amount of gold to be produced from the Xavantina mine until 93,000 ounces of gold have been delivered and thereafter decreasing to 10% of gold produced over the remaining life of the mine. The contract will be settled by the Company delivering gold to Royal Gold. Royal Gold will make ongoing payments equal to 20% of the then prevailing spot gold price for each ounce of gold delivered until 49,000 ounces of gold have been delivered and 40% of the prevailing spot gold price for each ounce of gold delivered thereafter. Additional advances may be made by Royal Gold based on the Company achieving certain milestones as set out in the NX Gold PMPA.

    Notes to Financial Statements | Page 13

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Tabular amounts in thousands of US Dollars, except share and per share amounts)
The movements in deferred revenue during the three months ended March 31, 2024 are comprised of the following:

	March 31, 2024	December 31, 2023
Gold ounces delivered(1)	4,555	14,005

Balance, beginning of period	$75,549	$86,055
Advances	—	3,544
Accretion expense	686	3,032
Amortization of deferred revenue(2)	(5,923)	(17,082)
Balance, end of period	$70,312	$75,549

Current portion	$17,029	$17,159
Non-current portion	53,283	58,390

(1)        During the three months ended March 31, 2024, the Company delivered 4,555 ounces of gold (December 31, 2023 - 14,005 ounces) to Royal Gold for average consideration of $417 per ounce (December 31, 2023 - $386 per ounce). At March 31, 2024, a cumulative 33,815 ounces (December 31, 2023 - 29,260 ounces) of gold have been delivered under the NX Gold PMPA.
(2) Amortization of deferred revenue during the year ended December 31, 2023 was net of $2.5 million related to change in estimate attributed to advances received and change in life-of-mine production estimates.

As part of the NX Gold PMPA, the Company pledged its equity interest in Ero Gold and NX Gold to Royal Gold as collateral and provided unsecured limited recourse guarantees from Ero and NX Gold.

12. Other Non-current Liabilities

	March 31, 2024	December 31, 2023
Cash-settled equity awards (Note 13(b))	$4,553	$2,549
Withholding, value added tax, and other taxes payable	9,450	8,012
Provision	1,576	1,622
Other liabilities	4,637	5,975
	$20,216	$18,158

13.     Share Capital

As at March 31, 2024, the Company’s authorized share capital consists of an unlimited number of common shares without par value. As at March 31, 2024, 102,769,444 common shares were outstanding (December 31, 2023 - 102,747,558).

    Notes to Financial Statements | Page 14

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Tabular amounts in thousands of US Dollars, except share and per share amounts)
(a)     Options

A continuity of the issued and outstanding options is as follows:

	Three Months Ended March 31,
	2024		2023
	Number of Stock Options	Weighted Average Exercise Price (CAD)	Number of Stock Options	Weighted Average Exercise Price (CAD)
Outstanding stock options, beginning of period	1,886,325	$19.03	2,781,074	$15.49
Exercised	(21,886)	18.44	(337,779)	11.95
Forfeited	—	—	(21,862)	18.50
Outstanding stock options, end of period	1,864,439	$19.03	2,421,433	$15.96

The weighted average share price on the date of exercise for options exercised during the three months ended March 31, 2024 was $23.43 CAD (three months ended March 31, 2023 - $22.53 CAD).

As at March 31, 2024, the following stock options were outstanding:

Weighted Average Exercise Prices	Number of Stock Options	Vested and Exercisable Number of Stock Options	Weighted Average Remaining Life in Years
$10.01 to $20.00 CAD	1,390,719	634,768	3.53
$20.01 to $24.45 CAD	473,720	471,774	0.85
$19.03 CAD ($14.04 USD)	1,864,439	1,106,542	2.85

(b)     Performance Share Unit Plan

The Company has a performance share unit ("PSU") plan pursuant to which the Compensation Committee may grant PSUs to Eligible Persons of the Company or its subsidiaries. Each PSU entitles the holder thereof to receive one common share, its equivalent cash value, or a combination of both, on the redemption date at the discretion of the Compensation Committee.

    Notes to Financial Statements | Page 15

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Tabular amounts in thousands of US Dollars, except share and per share amounts)
The continuity of PSUs issued and outstanding is as follows:

	Three Months Ended March 31,
	2024	2023
Outstanding balance, beginning of period	967,921	881,788
Forfeited	—	(30,560)
Outstanding balance, end of period	967,921	851,228

These PSUs will vest three years from the date of grant by the Compensation Committee and the number of PSUs that will vest may range from 0% to 200% of the number granted, subject to the satisfaction of certain market and non-market performance conditions. Each vested PSU entitles the holder thereof to receive on or about the applicable date of vesting of such share unit (i) one common share; (ii) a cash amount equal to the fair market value of one common share as at the applicable date of vesting; or (iii) a combination of (i) and (ii), as determined by the Compensation Committee in its sole discretion. The Company has elected to settle its PSUs using a combination of cash and common shares in the past. As such, based on its history of past settlements, PSUs are classified as liabilities.

For PSUs with non-market performance conditions, the fair value of the share units granted was initially recognized at the fair value using the share price at the date of grant, and subsequently remeasured at fair value on each balance sheet date. For PSUs with market performance conditions, the fair value was determined using a Geometric Brownian Motion model. As at March 31, 2024, the fair value of the PSU liability was $10.4 million (December 31, 2023 - $6.5 million) of which $5.9 million (December 31, 2023 - $3.9 million) was recognized in accounts payable and accrued liabilities and the remainder in other non-current liabilities.

(c) Deferred Share Unit Plan

The Deferred Share Unit ("DSU") plan was established by the Board as a component of compensation for the Company's independent directors. Pursuant to the DSU Plan, DSUs may only be settled by way of cash payment. A participant is not entitled to payment in respect of the DSUs until his or her death, retirement or removal from the Board.  The settlement amount of each DSU is based on the fair market value of a common share on the DSU redemption date multiplied by the number of DSUs being redeemed.

The continuity of DSUs issued and outstanding is as follows:

	Three months ended March 31,
	2024	2023
Outstanding balance, beginning of period	307,312	219,961
Issued	5,425	4,726
Outstanding balance, end of period	312,737	224,687

At March 31, 2024, DSU liabilities had a fair value of $6.0 million (December 31, 2023 - $4.9 million) which has been recognized in accounts payable and accrued liabilities.

    Notes to Financial Statements | Page 16

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Tabular amounts in thousands of US Dollars, except share and per share amounts)

(d) Restricted Share Unit Plan

The Company has a restricted share unit ("RSU") plan pursuant to which the Compensation Committee may grant share units to Eligible Persons of the Company or its subsidiaries. The fair value of these restricted share units is determined on the date of grant using the market price of the Company’s shares. Each RSU entitles the holder thereof to receive one common share, its equivalent cash value, or a combination of both, on the redemption date at the discretion of the Compensation Committee. The RSUs are equity classified based on the history of past settlements.

The continuity of RSUs issued and outstanding is as follows:

	Three months ended March 31,
	2024	2023
Outstanding balance, beginning of period	340,570	263,202
Forfeited	—	(6,256)
Outstanding balance, end of period	340,570	256,946

(e)     Share-based compensation

	Three months ended March 31,
	2024	2023
Stock options	$684	$262
Performance share unit plan	3,913	3,358
Deferred share unit plan	1,278	939
Restricted share unit plan	670	458
Share-based compensation(1)	$6,545	$5,017

(1)    For the three months ended March 31, 2024, the Company recorded $1.4 million (three months ended March 31, 2023 - $0.7 million) of share-based compensation in contributed surplus, and the remaining share-based compensation was recorded in liabilities.

    Notes to Financial Statements | Page 17

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Tabular amounts in thousands of US Dollars, except share and per share amounts)
(f)     Net (Loss) Income per Share

	Three months ended March 31,
	2024	2023
Weighted average number of common shares outstanding	102,769,444	92,294,045
Dilutive effects of:
Stock options	—	667,290
Share units	—	256,946
Weighted average number of diluted common shares outstanding(1)	102,769,444	93,218,281

Net (loss) income attributable to owners of the Company	$(7,141)	$24,154
Basic net (loss) income per share	$(0.07)	$0.26
Diluted net (loss) income per share	$(0.07)	$0.26

(1)     Weighted average number of diluted common shares outstanding for the three months ended March 31, 2024 excluded 724,936 (three months ended March 31, 2023 - 565,851) stock options and 340,570 share units (three months ended March 31, 2023 - nil) that were anti-dilutive.

14. Revenue

	Three months ended March 31,
	2024	2023
Copper
Sales within Brazil	$—	$16,251
Export sales	73,652	61,649
Adjustments on provisional sales(1)	204	(599)
	73,856	77,301
Gold
Sales	26,014	19,616
Amortization of deferred revenue(2)	5,923	4,039
	$31,937	$23,655
	$105,793	$100,956

(1)    Adjustments on provisional sales include both pricing and quantity adjustments. Under the terms of the Company’s contract with its Brazilian domestic customer, sales are provisionally priced on the date of sale based on the previous month’s average copper price and subsequently settled based on the average copper price in the month of shipment. Provisionally priced sales to the Company's international customers are settled with a final sales price between zero to one month after shipment takes place and, therefore, are exposed to commodity price changes.
(2)    During the three months ended March 31, 2024, the Company delivered 4,555 ounces of gold (three months ended March 31, 2023 - 3,310 ounces of gold) under a precious metals purchase agreement with Royal Gold (note 11) for average cash consideration of $417 per ounce (three months ended March 31, 2023 - $372 per ounces) and recognized $5.9 million in amortization of deferred revenue (three months ended March 31, 2023 - $4.0 million).

    Notes to Financial Statements | Page 18

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Tabular amounts in thousands of US Dollars, except share and per share amounts)

15.     Cost of Sales

	Three months ended March 31,
	2024	2023
Materials	$10,404	$9,983
Salaries and benefits	15,848	13,381
Contracted services	8,454	7,314
Maintenance costs	7,244	6,825
Utilities	3,667	3,160
Other costs	236	192
Change in inventory (excluding depreciation and depletion)	3,629	1,537
Cost of production	49,482	42,392
Sales expense and others	2,290	2,052
Depreciation and depletion	21,268	15,981
Change in inventory (depreciation and depletion)	1,576	423
	$74,616	$60,848

16.     General and Administrative Expenses

	Three months ended March 31,
	2024	2023
Accounting and legal	$380	$539
Amortization and depreciation	452	102
Office and administration	2,296	2,173
Salaries and consulting fees	6,031	7,107
Incentive payments	1,691	1,398
Other	664	897
	$11,514	$12,216

    Notes to Financial Statements | Page 19

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Tabular amounts in thousands of US Dollars, except share and per share amounts)

17.    Finance Expense

	Three months ended March 31,
	2024	2023
Interest on loans and borrowings(1)	$—	$4,548
Accretion of deferred revenue	686	788
Accretion of provision for rehabilitation and closure costs	633	649
Interest on lease liabilities	445	296
Other finance expenses(2)	2,870	245
	$4,634	$6,526

(1)    During the three months ended March 31, 2024, the Company capitalized $7.4 million (three months ended 2023 - $2.4 million) of borrowing costs to projects in progress.
(2) Other finance expenses during the three months ended March 31, 2024 included $1.9 million (three months ended 2023 - $0.5 million recovery) credit loss provision on certain accounts receivable (see Note 19).

18.    Foreign Exchange (Loss) Gain

The following foreign exchange gains (losses) arise as a result of balances and transactions in the Company’s Brazilian subsidiaries that are denominated in currencies other than the Brazilian Reals (BRL$), which is their functional currency.

	Three months ended March 31,
	2024	2023
Foreign exchange (loss) gain on USD denominated debt in Brazil	$(12,808)	$5,405
Realized foreign exchange gain on derivative contracts (note 19)	2,126	932
Unrealized foreign exchange (loss) gain on derivative contracts (note 19)	(9,341)	3,165
Foreign exchange gain (loss) on other financial assets and liabilities	1,027	(881)
	$(18,996)	$8,621

19.    Financial Instruments

Fair value

Fair values of financial assets and liabilities are determined based on available market information and valuation methodologies appropriate to each situation.

As at March 31, 2024, derivatives were measured at fair value based on Level 2 inputs.

The carrying values of cash and cash equivalents, short-term investments, accounts receivable, deposits, and accounts payable and accrued liabilities approximate their fair values due to their short terms to maturity or the

    Notes to Financial Statements | Page 20

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Tabular amounts in thousands of US Dollars, except share and per share amounts)
discount rate used approximates to the contractual interest rate. At March 31, 2024, the carrying value of loans and borrowings, including accrued interest, was $466.8 million while the fair value is approximately $450.4 million. At March 31, 2024, the carrying value of notes receivable, including accrued interest, was $14.8 million which approximates its fair value.

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s receivables from customers. The carrying amount of the financial assets below represents the maximum credit risk exposure as at March 31, 2024 and December 31, 2023:

	March 31, 2024	December 31, 2023
Cash and cash equivalents	$51,692	$111,738
Accounts receivable	8,061	5,710
Derivatives	1,667	11,254
Note receivable	14,764	17,413
Deposits and other assets	10,329	9,484
	$86,513	$155,599

The Company invests cash and cash equivalents and short-term investments with financial institutions that are financially sound based on their credit rating.

The Company’s exposure to credit risk associated with accounts receivable is influenced mainly by the individual characteristics of each customer.

In November 2022, Paranapanema S/A ("PMA"), one of the Company's customers in Brazil, filed for bankruptcy protection. According to PMA, the action was attributed to working capital challenges following an operational halt at one of their facilities. Progress was noted in August 2023 when PMA and its creditors agreed on a judicial recovery plan, which subsequently received approval from the judicial recovery court in November 2023. As a preferred supplier to PMA, the Company has entered into a note receivable arrangement with PMA. The arrangement is excluded from the judicial recovery process and provides the Company with certain judicial guarantees. According to the note receivable arrangement, repayment is structured over 24 monthly installments beginning in March 2024, with an annual interest rate equivalent to Brazil's CDI rate of approximately 11.65%.

At March 31, 2024, the gross amount of accounts and note receivable from PMA was $25.0 million (December 31, 2023 - $25.2 million). As PMA missed its first installment in March 2024, the Company further increased the expected credit loss provision by $1.9 million. After adjusting for credit loss provision and present value discount of $9.6 million (December 31, 2023 - $7.7 million), the amortized cost of the note receivable at March 31, 2024 was $14.8 million (December 31, 2023 - $17.4 million), of which $8.4 million (December 31, 2023 - $8.3 million) was classified as current and $6.4 million (December 31, 2023 - $9.1 million) as non-current.

    Notes to Financial Statements | Page 21

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Tabular amounts in thousands of US Dollars, except share and per share amounts)

Liquidity risk

Liquidity risk is the risk associated with the difficulties that the Company may have meeting the obligations associated with financial liabilities that are settled with cash payments or with another financial asset. The Company's approach to liquidity management is to ensure as much as possible that sufficient liquidity exists to meet their maturity obligations on the expiration dates, under normal and stressful conditions, without causing unacceptable losses or with risk of undermining the normal operation of the Company.

The table below shows the Company's maturity of non-derivative financial liabilities on March 31, 2024:

Non-derivative financial liabilities	Carrying value	Contractual cash flows	Up to 12 months	1 - 2 years	3 - 5 years	More than 5 years
Loans and borrowings (including interest)	$466,802	$639,386	$43,722	$117,473	$478,191	$—
Accounts payable and accrued liabilities	109,095	109,095	109,095	—	—	—
Other non-current liabilities	9,190	25,443	—	10,657	14,400	386
Leases	19,616	19,588	11,965	5,300	2,323	—
Total	$604,703	$793,512	$164,782	$133,430	$494,914	$386

The Company also has derivative financial asset for foreign exchange collar contracts and copper derivative contracts whose notional amounts and maturity information are disclosed below under foreign exchange currency risk, interest rate risk, and price risk.

Market risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates, and commodity prices. The purpose of market risk management is to manage and control exposures to market risks, within acceptable parameters, while optimizing return.

The Company may use derivatives, including options, forwards and swap contracts, to manage market risks.

The Company's outstanding derivative instruments as of March 31, 2024 are as follows:

Contract Description	Notional Amount	Denomination	Weighted average floor	Weighted average cap / forward price	Maturities
Foreign exchange collar (i)	$214.5 million	USD/BRL	4.98	5.36	April 2024 - December 2024
Foreign exchange forward (i)	$36.0 million	USD/BRL	N/A	5.17	April 2024 - December 2024
Copper collar (iii)	3,000 tonnes	$ / lb	$3.60	$4.03	April 2024 - June 2024

    Notes to Financial Statements | Page 22

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Tabular amounts in thousands of US Dollars, except share and per share amounts)
(i) Foreign exchange currency risk

The Company’s subsidiaries in Brazil are exposed to exchange risks primarily related to the US dollar. In order to minimize currency mismatches, the Company monitors its cash flow projections considering future sales expectations indexed to US dollar variation in relation to the cash requirement to settle the existing financings.

The Company's exposure to foreign exchange currency risk at March 31, 2024 relates to $20.4 million (December 31, 2023 – $17.2 million) in loans and borrowings of MCSA denominated in US dollars and Euros. In addition, the Company is also exposed to foreign exchange currency risk at March 31, 2024 on $438.9 million of intercompany loan balances (December 31, 2023 - $342.2 million) which have contractual repayment terms. Strengthening (weakening) in the Brazilian Real against the US dollar at March 31, 2024 by 10% and 20%, would have decreased (increased) pre-tax net loss by $45.8 million and $91.7 million, respectively. This analysis is based on the foreign currency exchange variation rate that the Company considered to be reasonably possible at the end of the period and excluding the impact of the derivatives below. The analysis assumes that all other variables, especially interest rates, are held constant.

The Company may use certain foreign exchange derivatives, including collars and forward contracts, to manage its foreign exchange risks. At March 31, 2024, the aggregate fair value of the Company's foreign exchange derivatives was a net asset of $1.7 million (December 31, 2023 - asset of $11.3 million) and is included in other current assets in the statement of financial position. The fair values of foreign exchange contracts were determined based on option pricing models, forward foreign exchange rates, and information provided by the counter party.

The change in fair value of foreign exchange collar contracts was an unrealized loss of $9.3 million for the three months ended March 31, 2024 (a gain of $3.2 million for the three months ended March 31, 2023) and has been recognized in foreign exchange (loss) gain. In addition, during the three months ended March 31, 2024, the Company recognized a realized gain of $2.1 million (realized gain of $0.9 million for the three months ended March 31, 2023) related to the settlement of foreign currency forward collar contracts.

(ii) Interest rate risk

The Company is principally exposed to the variation in interest rates on loans and borrowings with variable rates of interest. Management reduces interest rate risk exposure by entering into loans and borrowings with fixed rates of interest or by entering into derivative instruments that fix the ultimate interest rate paid.

The Company is principally exposed to interest rate risk through its Senior Credit Facility and Brazilian Real denominated bank loans. Based on the Company’s net exposure at March 31, 2024, a 1% change in the variable rates would not materially impact its pre-tax annual net income.

(iii) Price risk

The Company may use derivatives, including forward contracts, collars and swap contracts, to manage commodity price risks.

At March 31, 2024, the Company had provisionally priced sales that are exposed to commodity price changes (note 14). Based on the Company’s net exposure at March 31, 2024, a 10% change in the price of copper would have changed pre-tax net loss by $0.6 million.
At March 31, 2024, the Company has entered into zero-cost copper derivative contracts on 1,000 tonnes of copper per month from April 2024 to June 2024, representing approximately 25% of estimated production volumes over the period. As of March 31, 2024, the fair value of these contracts was a net liability of $0.5

    Notes to Financial Statements | Page 23

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Tabular amounts in thousands of US Dollars, except share and per share amounts)
million (December 31, 2023 - liability of $0.6 million). The fair value of copper collar contracts was determined based on option pricing models, forward copper price and information provided by the counter party.

During the three months ended March 31, 2024, the Company recognized an unrealized gain of $0.1 million (unrealized gain of $0.2 million for the three months ended March 31, 2023) and a realized loss of nil (realized loss of $1.8 million for the three months ended March 31, 2023) in relation to its copper hedge derivatives in other income or loss.

20. Supplemental Cash Flow Information

	Three months ended March 31,
Net change in non-cash working capital items:	2024	2023
Accounts receivable	$(3,018)	$(8,543)
Inventories	3,629	(1,221)
Other assets	(6,632)	(2,933)
Accounts payable and accrued liabilities	(14,553)	(15,054)
	$(20,574)	$(27,751)

Non-cash investing and financing activities:
Additions to property, plant and equipment by leases	$4,034	$4,085
Non-cash increase in accounts payable in relation to capital expenditures	2,070	2,497
Change in mineral properties, plant and equipment from change in estimates for provision for rehabilitation and closure costs	—	(406)

21.    Commitment

As at March 31, 2024, the Company has capital commitments, which is net of advances to suppliers, of $119.3 million through contracts and purchase orders which are expected to be incurred over a six-year period. In the normal course of operations, the Company may also enter into long-term contracts which can be cancelled with certain agreed customary notice periods without material penalties.

22.     Subsequent Events

In May 2024, to support the commencement of production and associated working capital needs at the Tucumã Project, the Company entered into a $50.0 million non-priced copper prepayment facility, structured by the Bank of Montreal and with participation by CIBC Capital Markets. This facility will be repaid over 27 equal monthly installments, beginning in October 2024, through the delivery of 272 tonnes of copper each month. Should any delivery exceed the monthly amortization payment of $2.1 million based on prevailing market prices, the excess value will be repaid to the Company. Through the end of 2024, the Company has the option to increase the size of the non-priced copper prepayment facility from $50.0 million to $75.0 million.

    Notes to Financial Statements | Page 24